UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

DECKERS OUTDOOR CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	95-3015862
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

250 Coromar Drive Goleta, California	93117
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:  Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:  None

EXPLANATORY NOTE
This Registration Statement on Form 8-A is being filed by Deckers Outdoor Corporation, a Delaware corporation, with the Securities and Exchange Commission (the “Commission”) in connection with the registration of its common stock, par value $0.01 per share, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the transfer of the listing of its common stock from the NASDAQ Global Select Market to the New York Stock Exchange (the “NYSE”)
Deckers Outdoor Corporation is sometimes referred to in this registration statement as “we”, “us”, “our” or “the Registrant.”
INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.
The following description of our capital stock is based upon (i) our Amended and Certificate of Incorporation, as amended through May 27, 2010, which is filed with the Commission as Exhibit 3.1 to our Quarterly Report on Form 10-Q for the period ended June 30, 2013 (the “Certificate of Incorporation”), (ii) our Amended and Restated Bylaws, as amended through December 13, 2013, which are filed with the Commission as Exhibit 3.2 to our Annual Report on Form 10-K for the period ended December 31, 2013 (the “Bylaws”), and (iii) applicable provisions of the Delaware General Corporation Law (the “DGCL”).
We have summarized certain portions of the Certificate of Incorporation, the Bylaws and the DGCL below. The summary is not complete. You are encouraged to read the Certificate of Incorporation, the Bylaws, and the relevant provisions of the DGCL in their entirety for information that may be important to you as a stockholder.
Certain provisions of the Certificate of Incorporation, the Bylaws and the DGCL summarized in the following paragraphs may have an anti-takeover effect. This may delay, defer or prevent a merger or other takeover or change of control attempt that you, as a stockholder, might consider in your best interests, including attempts that might result in a premium over the market price for the shares of our capital stock held by you.
Authorized Capital Stock
Pursuant to the Certificate of Incorporation, we are authorized to issue two classes of stock designated “Common Stock” and “Preferred Stock.” The total number of shares that we are authorized to issue is One Hundred Thirty Million (130,000,000). The total number of shares of Common Stock, par value $0.01 per share, that we are authorized to issue is One Hundred Twenty-Five Million (125,000,000). The total number of shares of Preferred Stock, par value $0.01 per share, that we are authorized to issue is Five Million (5,000,000).
Common Stock
Shares Outstanding. As of April 21, 2014, there were 34,624,470 shares of Common Stock outstanding. The outstanding shares of the Common Stock are duly authorized, validly issued, fully paid and nonassessable.

Voting Rights. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Stockholders are not entitled to cumulate votes for the election of directors.
Dividend Rights. Subject to any preferential dividend rights granted to the holders of any shares of the Preferred Stock that may at the time be outstanding, the holders of the Common Stock are entitled to share ratably in any dividends that may be declared by our Board of Directors out of funds legally available therefor.
Rights upon Liquidation. In the event of any dissolution, liquidation or winding up of the affairs of the Registrant, after payment or provision for payment of the debts and other liabilities of the Registrant, and payment of any liquidation preference on any shares of the Preferred Stock that may at the time be outstanding, the remaining assets and funds of the Registrant shall be divided among and paid to the holders of the outstanding shares of the Common Stock.

Rights and Preferences. The holders of the Common Stock do not have any preemptive, conversion, redemption, sinking fund or other similar rights. The rights, preferences and privileges of the holders of the Common Stock are subject to the rights, preferences and privileges of the holders of any classes or series of the Preferred Stock that we may issue in the future.
Stock Exchange Listing. The Common Stock is currently listed for trading on the NASDAQ Global Select Market under the symbol “DECK.” On April 24, 2014, we informed The NASDAQ Stock Market LLC that we intend to transfer the listing of the Common Stock to the NYSE. The Common Stock will cease trading on the NASDAQ Global Select Market effective as of the close of the market on May 2, 2014, and will begin trading on the NYSE at the open of the market on May 5, 2014. The Common Stock will trade on the NYSE under the same symbol “DECK.”
Transfer Agent and Registrar. The transfer agent and registrar for the Common Stock is Computershare Trust Company, N.A.
Preferred Stock
Designation of Series of Preferred Stock. Pursuant to the Certificate of Incorporation, without further action by our stockholders, our Board of Directors is authorized to (i) provide for the issuance of shares of the Preferred Stock in one or more series, (ii) to establish the number of shares to be included in each such series, (iii) to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and (iv) to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

Shares Outstanding. As of April 21, 2014, there were no shares of Preferred Stock outstanding.

Rights upon Liquidation. In the event of any dissolution, liquidation or winding up of the affairs of the Registrant, after payment or provision for payment of the debts and other liabilities of the Registrant, the holders of each series of the Preferred Stock shall be entitled to receive, out of the remaining assets of the Registrant, an amount for each share of such series of the Preferred Stock equal to the amount fixed and determined by our Board of Directors in the resolution creating such series and providing for the issuance of such shares.

Certain Provisions of Our Certificate of Incorporation and Bylaws
Election of Directors. The Certificate of Incorporation and Bylaws provide for the annual election of directors. The Bylaws provide that the directors will consist of not less than one or more than ten members, with the exact number of Board members within this range to be established by our Board of Directors.
Our Board of Directors has adopted a majority voting standard for uncontested director elections. Each director will be elected by a vote of the “majority of the votes cast” by the shares entitled to vote on the election of directors. An “uncontested election” is an election in which the number of nominees for director is not greater than the number of directors to be elected. A “majority of the votes cast” means that the number of votes “FOR” a nominee for director must exceed 50% of the total votes cast.
Special Meetings of Stockholders. Special meetings of stockholders may only be called by (i) a majority of the members of our Board of Directors, (ii) a committee of our Board of Directors that has been duly designated by the Board and whose power and authority includes the power to call such meetings, or (iii) the holders of shares entitled to cast not less than ten percent of the votes at such meeting.
No Written Consent of Stockholders. Election of directors and other actions by our stockholders must be effected at an annual or special meeting of stockholders and may not be effected by written consent without a meeting.
Amendment of the Certificate of Incorporation.  In addition to any vote required by the DGCL, and any voting rights granted to or held by the holders of the Common Stock or the Preferred Stock, any amendment of any provision of the Certificate of Incorporation must be approved by (i) a majority of the members of our Board of Directors, and (ii) depending on the Article of the Certificate of Incorporation to be amended, by (x) either the affirmative vote of the holders of a majority of the shares of voting stock then outstanding, or (y) the affirmative vote of the holders of not less than 66 2/3% of the shares of voting stock then outstanding.

Amendment of the Bylaws.  In addition to any vote required by the DGCL, and any voting rights granted to or held by the holders of the Common Stock or the Preferred Stock, any amendment of any provision of the Bylaws must be approved by either (i) a majority of the members of our Board of Directors, or (ii) the affirmative vote of the holders of not less than 66 2/3% of the shares of voting stock then outstanding.
Advance Notice of Director Nominations and Other Stockholder Proposals.  In accordance with the Bylaws, to be properly brought before an annual meeting of stockholders, any nomination of a person to serve as a member of our Board of Directors and any other proposal to conduct business at the annual meeting that is being proposed by one of our stockholders, must be delivered to our Corporate Secretary not less than 90 days in advance of such meeting or, if later, the seventh day following the first public announcement of the date of such meeting. Such notice must contain, among other things,(i) information specified in the Bylaws relating to the director nominee or proposal of other business, and (ii) information about the stockholder making the nomination or proposal and the beneficial owner, if any, on behalf of whom the nomination or proposal is made, including name and address, class and number of shares owned, any derivative positions held, and representations regarding the intention to make such a nomination or proposal and to solicit proxies in support of it. With respect to director nominees, we may require any proposed nominee to furnish information concerning his or her compliance with all of our applicable corporate governance, conflict of interest, confidentiality and stock ownership policies and guidelines.
Certain Anti-Takeover Effects of Delaware Law
We are subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a corporation incorporated under the DGCL from engaging in various “business combination” transactions with any interested stockholder for a period of three years following the date of the transactions in which the person became an interested stockholder, unless:

•	the transaction is approved by our Board of Directors prior to the date the interested stockholder obtained such status;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced; or

•
on or subsequent to the date the business combination is approved by our Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3 % of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with its affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock.
Item 2.    Exhibits.
Under the “Instructions as to Exhibits” with respect to Form 8-A, no exhibits are required to be filed with this registration statement because no other securities of the Registrant are listed on the New York Stock Exchange and the securities registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Deckers Outdoor Corporation
Dated:	May 2, 2014	By:	/s/ David E. Lafitte
David E. Lafitte General Counsel

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